FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2000

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---       ----

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No X
                                 ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

          (i) a press release dated March 29, 2000 announcing the appointment of a new Chairman of STMicroelectronics' French unit and

         (ii)  a press release dated March 28, 2000 containing
STMicroelectronics' statement regarding the semiconductor industry.


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                                                                           C854R

             STMICROELECTRONICS APPOINTS NEW CHAIRMAN OF FRENCH UNIT

Geneva, March 29, 2000. STMicroelectronics announced the appointment of Michel Dumont as Chairman of its French unit, STMicroelectronics SA. He succeeds Alain Dutheil, who has held the position since 1990. In light of ST's growth on the global market, Mr. Dutheil wished to devote more time to his duties as Corporate Vice President, Strategic Planning and Human Resources, at ST headquarters.

Based in Gentilly, France, STMicroelectronics SA had sales of nearly FF 14 billion in 1999. It has 7,200 employees at sites in Crolles, Gentilly, Grenoble, Rennes, Rousset, Saint Genis and Tours, France.

Michel Dumont has held a variety of product management and marketing positions in his career. These include Vice President and Director of ST's Discrete Division, a position he will continue to hold. He is also in charge of ST's center in Tours, which specializes in research and development, design, manufacturing, marketing and selling Discrete products.

Michel Dumont began his career in 1964 at Philips, moving to Motorola in 1968 and Matra Harris Semiconducteurs (MHS) in 1981. In 1985, he joined Thomson Semiconducteurs as director of its center in Tours. With the merger of Thomson Semiconducteurs and SGS Microelettronica in 1987, the site became one of many belonging to the new company, SGS-THOMSON Microelectronics, which is now called STMicroelectronics.

About STMicroelectronics

STMicroelectronics (formerly SGS-THOMSON Microelectronics) is a global independent semiconductor company, whose shares are traded on the New York Stock Exchange, on the Paris Bourse and on the Milan Stock Exchange. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (ICs) and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems. In 1999, the Company's net revenues were $5.056 billion and net earnings were $547 million. Further information on ST can be found at www.st.com.





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For further information please contact:


STMicroelectronics                     Alessandro Brenna
Maria Grazia Prestini                  Director of Investor Relations for Europe
Corporate Press Relations Manager      Tel : +33.4.50.40.24.78
Tel : +39.039.603.59.01                Fax : +33 4 5040 2580
Tel : +33.4.50.40.25.32                alessandro.brenna@st.com
Fax :  +33 4 5040 2540                 ------------------------
mariagrazia.prestini@st.com
---------------------------

Morgen-Walke Europe                     Jean-Benoit Roquette
Lorie Lichtlen                          Investor Relations
Media Relations                         Tel : +33.1.47.03.68.10
Tel : +33.1.47.03.68.10                 jbroquette@mweurope.com
llichtlen@mweurope.com                  -----------------------
----------------------

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                       A STATEMENT FROM STMICROELECTRONICS

Geneva, 28 March 2000 - Commenting on various newswire reports issued earlier today, STMicroelectronics NV (NYSE: STM) stated it expects the semiconductor market to grow by at least 25%, and possibly by as much as 30%, in the year 2000. Independent research estimates the market advanced by 19% in 1999.

STMicroelectronics has entered the year 2000 in a strong competitive position with a product portfolio that is both balanced and focused on high-growth sectors. Additionally, it has prepared for the new positive cycle of the industry by making significant investments in new manufacturing capacity and is therefore in the position to reiterate its confidence that, in the year 2000, its chip sales will outpace the market it serves.

About STMicroelectronics

STMicroelectronics (formerly SGS-THOMSON Microelectronics) is a global independent semiconductor company, whose shares are traded on the New York Stock Exchange, on the ParisBourse and on the Milan Stock Exchange. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (ICs) and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems. Further information on ST can be found at www.st.com.

Some of the above statements are forward-looking statements that involve a number of risks and uncertainties. In addition to factors discussed above, among the other factors that could cause actual results to differ materially are the following: general business and economic conditions such as possible future financial turbulence; the cyclicality of the semiconductor and electronic systems industries; capital requirements and the availability of funding; competition; excess or obsolete inventory and variations in inventory valuation; new product development and technological change, including acceptance of new products by particular market segments; manufacturing risks; changes in customer order patterns, including loss of key customers, order cancellations or reduced bookings; intellectual property developments; international events and currency fluctuations;

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STMicroelectronics






problems in obtaining adequate raw materials on a timely basis;
and the loss of key personnel. Unfavorable changes in the above or other factors listed under "Risk Factors" from time to time in the Company's SEC reports, including the Prospectus dated September 16, 1999 could materially affect the Company.

For further information please contact:


STMicroelectronics                     Alessandro Brenna
Maria Grazia Prestini                  Director of Investor Relations for Europe
Corporate Press Relations Manager      Tel : 33.4.50.40.24.78
Tel : 39.039.603.59.01                 alessandro.brenna@st.com
Tel : 33.4.50.40.25.32                 ------------------------
mariagrazia.prestini@st.com
---------------------------

Morgen Walke Europe                    Jean-Benoit Roquette
Lorie Lichtlen                         Investor Relations
Tel : 33.1.47.03.68.10                 Tel : 33.1.47.03.68.10
llichtlen@mweurope.com                 Jbroquette@mweurope.com
----------------------                 -----------------------
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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2000                       STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title: President and Chief
                                                        Executive Officer